UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934



                               Parkvale Financial Corp.
                              (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    701492100
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (10-88)


                                                                     Page 1 of 5
                                  SCHEDULE 13G

CUSIP NO.         701492100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Beck, Mack & Oliver LLC
         13-0477010

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /.
                                                           (b) / /.

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

                                 5.       SOLE VOTING POWER
                                          0
           NUMBER OF
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY                     0
           OWNED BY
             EACH                7.       SOLE DISPOSITIVE POWER
           REPORTING                      0
            PERSON
             WITH                8.       SHARED DISPOSITIVE POWER
                                             470,777

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         470,777

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         / /.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.42%

12.      TYPE OF REPORTING PERSON*
         IA


                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                                                     Page 2 of 5
                            STATEMENT ON SCHEDULE 13G


Item 1(a).   Name of Issuer:

             Parkvale Financial Corp.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             4220 William Penn Highway
             Monroeville, Pennsylvania   15146



Item 2(a).   Names of Person Filing:

             Beck, Mack & Oliver LLC

Item 2(b).   Address of Principal Business Office or, if none, Residence:

             330 Madison Avenue
             New York, New York   10017


Item 2(c).   Citizenship:

             New York

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             701492100



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a) / / Broker or Dealer registered under Section 15 of the Act
             (b) / / Bank as defined in section 3(a)(6) of the Act
             (c) / / Insurance Company as defined in section 3(a)(19) of the Act
             (d) / / Investment Company registered under section 8 of the
                 Investment Company Act
             (e) /X/ Investment Advisor registered under section 203 of the
                 Investment Advisers Act
             (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F) (Note:
                 See Item 7)


                                                                     Page 3 of 5
             (g) / / Parent Holding Company, in accordance with Section
                 240.13d-1(b)(ii) (G).  (Note: See Item 7)
             (h) / / Group, in accordance with Sec. 240.13d-1(b)(ii)(H).

Item 4.  Ownership:

         (a) Amount Beneficially Owned: 470,777 as of 31st December, 1998

         (b) Percent of Class: 7.42%

         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0

                  (ii) shared power to vote or to direct the vote:     0

                  (iii) sole power to dispose or to direct the disposition of:
                        0

                  (iv) shared power to dispose or to direct the disposition of:
                       470,777

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  See Item 6 -

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10.          Certification:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                                                     Page 4 of 5
Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 21st January, 1999

                                            /s/  Robert C. Beck
                                            ------------------------
                                            Name: Robert C. Beck



                                            Title: Senior Member

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

		The securites covered by this statement are owned by investment
		advisory clients of BECK, MACK & OLIVER LLC.  These clients have the
		right to receive or the power to direct the receipt of dividends
		from, or the proceeds from the sale of, such securities.  No one of
		these clients owns more than 5% of such class of securities.


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